EXHIBIT 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318.484.7400

www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:

Keith Crump

(318) 484-7719

Ryan Gunter

(318) 484-7724

Rodney J. Hamilton

(318) 484-7593

Analyst Inquiries:

Dresner Companies:

Kristine Walczak

(312) 780-7205

Media Contact:

Cleco Corporation:

Susan Broussard

(318) 484-7773

For Immediate Release

Cleco Corp. Reports Full-Year 2005 Earnings
Issues Guidance for 2006 Results

PINEVILLE, La., Feb. 28, 2006 – Cleco Corp. (NYSE: CNL) today reported 2005 net income of $180.8 million, with $108.0 million of it realized from the sale of Perryville's plant and related claims and the subsidiary's reintegration into Cleco's consolidated results.

Excluding income from the Perryville reconsolidation, net income for 2005 was $72.8 million, a 14 percent increase over the $64.0 million earned in 2004. Perryville's 2005 results included the sale of both the plant and claims stemming from the Mirant Corp. bankruptcy, as well as losses incurred by the project since its bankruptcy filing on Jan. 28, 2004.

On an earnings per share (EPS) basis, Cleco recorded earnings of $3.53 per diluted share, of which $2.11 per share related to Perryville. Excluding Perryville, Cleco earned $1.42 per diluted share for 2005, up $0.10 per share over the $1.32 per share recorded in 2004.

Excluding Perryville, the increase in 2005 earnings over 2004 was largely attributable to improved results at Cleco Power LLC (Cleco Power) and lower corporate expenses, partially offset by a decrease in earnings at Cleco Midstream Resources LLC (Cleco Midstream).

The lower non-Perryville earnings at Cleco Midstream were primarily due to a reserve for uncollectible revenue from tolling agreements a subsidiary of Calpine Corp. has asked to reject as part of its bankruptcy proceeding. Subsidiaries of Cleco and Calpine are joint owners of Acadia Power Partners, LLC (APP), which owns a 1,160-megawatt plant near Eunice. Calpine Energy Services L.P. (CES) holds tolling agreements for the entire output of the Acadia plant.

Fourth-quarter 2005 earnings were $2.12 per diluted share, with $2.09 per share coming from Perryville. Fourth-quarter earnings excluding Perryville were $0.03 per diluted share, down from the $0.28 per share recorded in the fourth quarter of 2004. Factors affecting earnings included the reserve of uncollectible revenue from the Acadia tolling agreements, as well as higher income taxes and increased operating expenses at Cleco Power.

-- more --

 "We produced solid financial results, completed the Perryville transactions, and made significant headway on our strategy to diversify our fuel mix and create a foundation for the long-term growth of the company. The Louisiana Public Service Commission (LPSC) recently approved our plan to build a $1 billion solid-fuel unit at our Rodemacher Power Station, and the Louisiana Department of Environmental Quality issued the final air permit for the project. We expect construction on the unit to be under way by early in the second quarter of 2006," Madison said. "Our plans call for the unit to be operational in late 2009."

Summary of Financial Results:

In the tables below, the diluted earnings per share allocated to subsidiaries, the diluted earnings per share of Cleco Midstream and the total diluted earnings per share data that exclude the 2005 Perryville transactions are not measures defined under accounting principles generally accepted in the United States (GAAP). Management believes these numbers are useful to investors in understanding the results of operations of Cleco Midstream because they illustrate the impact that the earnings from the Perryville transactions had separately from Cleco Midstream's other operational results.

The total earnings non-GAAP data are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the tables below. The Cleco Midstream, Cleco Midstream generating projects, and Perryville non-GAAP earnings data presented below are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the attached Schedule I.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Three Months ended Dec. 31,	
Subsidiary	**2005**	**2004**
Cleco Power	$0.13	$0.28
Cleco Midstream (excluding Perryville)	(0.10)	0.02
Corporate and Other	--	(0.03)
Earnings from continuing operations excluding Perryville	**$0.03**	**$0.27**
Perryville reconsolidation	2.09	--
Earnings from continuing operations	**$2.12**	**$0.27**
Cleco Energy discontinued operations	--	0.01
Earnings applicable to common stock	**$2.12**	**$0.28**

	12 Months ended Dec. 31,	
Subsidiary	**2005**	**2004**
Cleco Power	$1.15	$1.08
Cleco Midstream (excluding Perryville)	0.28	0.37
Corporate and Other	(0.01)	(0.13)
Earnings from continuing operations excluding Perryville	**$1.42**	**$1.32**
Perryville reconsolidation	2.11	--
Earnings applicable to common stock	**$3.53**	**$1.32**

Results for Fourth Quarter 2005:

Major Reconciling Items for Fourth-Quarter EPS 2005 vs. 2004*:

$0.28	**2004 Fourth-Quarter Diluted EPS**
0.02	Higher Cleco Power nonfuel revenue, net of customer refund accrual
(0.08)	Higher Cleco Power nonfuel expenses, primarily operations and maintenance
(0.08)	Higher Cleco Power income taxes
(0.01)	Impact of increased number of outstanding shares
(0.12)	Lower Cleco Midstream contribution, excluding Perryville
0.03	Lower corporate and other expenses
(0.01)	Absence of discontinued operations at Cleco Energy
$0.03	**2005 Fourth-Quarter Diluted EPS excluding Perryville**
2.09	Perryville reconsolidation
$2.12	**2005 Fourth-Quarter Diluted EPS**

* Please see the Summary of Financial Results tables on Page 2, which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP; and the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power

Cleco Power's 2005 fourth-quarter earnings totaled $0.13 per diluted share, down $0.15 per share from the fourth quarter of 2004.

Nonfuel revenue, net of the accrual for customer refunds, was up $0.02 per share compared to the same period a year ago largely due to an increase in the market value of energy hedging positions connected to a fixed-price power contract with a municipal customer and increased revenue from two municipal customers.

(Million kWh)	For the three months ended Dec. 31,		
	2005	**2004**	**Change**
Electric Sales			
Residential	820	811	1.1 %
Commercial	455	462	(1.5)%
Industrial	715	745	(4.0)%
Other retail	156	152	2.6 %
Unbilled	(38)	(37)	2.7%
Total retail	2,108	2,133	(1.2)%
Sales for resale	143	176	(18.8)%
Total retail and wholesale customer sales	**2,251**	**2,309**	**(2.5)%**

For the fourth quarter, cooling degree-days were approximately 33 percent above normal, but they fell 31 percent below 2004's unusally warm fourth-quarter weather. Heating degree-days for the quarter were about 5 percent above normal and 24 percent above 2004 fourth-quarter levels.

The slight increase in revenue was more than offset by an $0.08 per share rise in nonfuel expenses during the quarter compared to the same period of 2004. Operating and maintenance expenses were $0.05 per share higher than in the fourth quarter of 2004 mainly due to recognition of third-quarter storm restoration labor costs, increased right-of-way maintenance costs, and higher uncollectible accounts expense, partially offset by lower power plant maintenance costs. In addition, other expenses were up $0.03 per share because of higher depreciation expense, increased property tax and franchise tax accruals, and lower AFUDC revenue.

Income taxes were up $0.08 per share compared to the same period of 2004 because of a requirement to normalize state tax benefits generated by the casualty losses specific to hurricanes Katrina and Rita. Finally, the utility's earnings were reduced by $0.01 per share because of an increase in the number of outstanding shares of common stock.

Cleco Midstream

Please see the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream recorded earnings of $1.99 per share for the fourth quarter of 2005. Excluding the $2.09 per share from the reconsolidation of Perryville, however, Cleco Midstream lost $0.10 per share in the fourth quarter. That compares with an earnings contribution of $0.02 per share recorded in the fourth quarter of 2004.

Much of the fourth-quarter loss can be attributed to a $0.07 per share loss from Acadia, which was largely due to a reserve for uncollectible revenue from the plant's tolling agreements with CES. Calpine and certain of its subsidiaries, including CES, filed for federal bankruptcy protection on Dec. 20, 2005. In addition, Acadia recorded higher interest expense in the fourth quarter of 2005 as compared to the same period of 2004. Acadia's results were $0.13 per share lower than its contribution in the fourth quarter of 2004.

Evangeline posted a $0.02 per share loss for the quarter, the same as its fourth-quarter 2004 results.

Administrative costs at Midstream were $0.01 per share lower for the quarter compared to the same period a year ago.

Perryville's results were deconsolidated from corporate financial statements once it filed for bankruptcy protection on Jan. 28, 2004. With Perryville's emergence from bankruptcy court protection on Oct. 11, 2005, its results were reintegrated with Cleco's consolidated earnings in the fourth quarter of 2005. The consolidated figures include the sale of Perryville generating assets and the Mirant claim, as well as losses from the project from Jan. 29, 2004, to Oct. 11, 2005. Perryville ended the quarter contributing $2.09 per share toward earnings.

Other

Corporate and other expenses were $0.03 per share lower for the fourth quarter of 2005 compared to the same period of 2004, primarily due to lower interest expense relating to the repayment of $100 million of senior notes in June 2005.

Also affecting the quarter-to-quarter comparison was the absence of the $0.01 per share gain realized in the fourth quarter of 2004 from the discontinued operations of Cleco Energy LLC. Substantially all of Cleco Energy's assets were sold in the last half of 2004.

Results for 12 Months ended Dec. 31, 2005:

Major Reconciling Items for 12 Months ended Dec. 31 EPS 2005 vs. 2004*:

$1.32	**12 Months ended Dec. 31, 2004, Diluted EPS**
0.20	Higher Cleco Power nonfuel revenue
(0.15)	Higher Cleco Power operating and maintenance expenses
0.04	Lower Cleco Power interest expense
(0.06)	Higher Cleco Power depreciation and other expenses
(0.08)	Higher Cleco Power income tax expense
0.03	Gain on sale of Cleco Power distribution assets
0.14	Absence of 2004 Cleco Power fuel audit settlement
(0.05)	Share dilution caused by higher number of outstanding shares
(0.12)	Lower contribution from Cleco Midstream generating projects
0.03	Absence of January 2004 Perryville consolidated loss
0.12	Lower corporate expenses, primarily lower interest expense
$1.42	**2005 Diluted EPS excluding Perryville**
2.11	Perryville reconsolidation
$3.53	**12 Months ended Dec. 31, 2005, Diluted EPS**

* Please see the Summary of Financial Results tables on Page 2, which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP; and the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power

For 2005, Cleco Power's earnings were $1.15 per share, up $0.07 per share from 2004's results.

Nonfuel revenue for the year was $0.20 per share higher than 2004. Base revenue was up $0.05 per share over 2004. The major reasons for the increase were higher revenue from two municipal customers, warmer-than-normal weather, and an adjustment for the recovery of fuel transportation costs. Partially offsetting the increase in base revenue was the loss of revenue due to outages caused by hurricanes Katrina and Rita, the expiration in May 2004 of a wholesale contract with a municipal customer, and the absence of a favorable fuel surcharge adjustment recorded in 2004.

(Million kWh)	For the 12 months ended Dec. 31,		
	2005	**2004**	**Change**
Electric Sales			
Residential	3,516	3,507	0.3 %
Commercial	1,838	1,854	(0.9)%
Industrial	2,861	2,902	(1.4)%
Other retail	610	597	2.2 %
Unbilled	18	(3)	733.3%
Total retail	8,843	8,857	(0.2)%
Sales for resale	552	1,057	(47.8)%
Total retail and wholesale customer sales	**9,395**	**9,914**	**(5.2)%**

Cooling degree-days were up 5 percent in 2005 over 2004 and 16 percent above normal. Heating degree-days were 17 percent below normal in 2005 and 5 percent below 2004 levels.

In addition, other revenue was up $0.05 per share over 2004 largely because of lower accruals for customer refunds and $0.07 per share higher because of an increase in the market value of open energy hedge positions. Transmission and miscellaneous revenues were also up $0.03 per share over the prior year.

Nonfuel operating expenses were $0.15 per share higher in 2005 than 2004.

Operations expense increased $0.13 per share mainly due to higher employee salary and benefit costs, the absence of a 2004 adjustment in joint pole use fees, and higher uncollectible account expenses. That increase was partially offset by the absence of an economic development incentive.

Maintenance expense was up $0.09 per share in 2005 over 2004 levels largely because of increased right-of-way maintenance, higher costs for power plant maintenance, and amortization of storm restoration costs. Also adding to the increase were generation resource planning expenses.

Partially offsetting the increase in expenses was $0.07 per share of lower capacity charges paid in 2005 versus 2004.

Interest expense was down $0.04 per share compared to 2004 primarily due to the redemption of mortgage bonds, partially offset by higher interest paid on senior notes issued in July and November 2005. Depreciation and other expenses were up $0.06 per share over the prior year. Income tax expense for Cleco Power was $0.08 per share higher compared to 2004 primarily due to a requirement to normalize any state tax benefit derived from casualty losses from the storms as well as the absence of a favorable 2004 federal income tax return true-up.

In addition, Cleco Power realized a gain of $0.03 per share during 2005 from the sale of distribution assets in Franklinton and DeRidder in 2005. The utility also benefited from the absence of the $0.14 per share effect of the 2004 fuel audit settlement with the LPSC.

Finally, the utility's 2005 earnings were reduced by $0.05 per share because of an increase in the number of outstanding shares of common stock.

Cleco Midstream

Please see the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

-- more --

Cleco Midstream's 2005 earnings were $2.39 per share, which includes $2.11 per share from the Perryville reconsolidation. Excluding Perryville, Cleco Midstream produced earnings from continuing operations of $0.28 per share for 2005, down $0.09 per share from 2004 results.

Evangeline earned $0.22 per share, down $0.04 per share from 2004 resulting from a variety of factors, among them lower variable operating and maintenance revenue in 2005, lower plant efficiency, and increased sales tax expense due to higher natural gas prices and higher capacity factor.

Acadia contributed earnings of $0.10 per share for 2005, $0.08 per share lower than in 2004. The primary reasons for the drop in earnings was the reserve for uncollectible revenue from the tolling agreements CES has asked to reject in its bankruptcy proceedings, as well as higher interest expense.

Consolidated 2005 results at Perryville were $2.11 per share, which resulted from the sale of the plant and the Mirant bankruptcy claims partially offset by losses incurred by the project from Jan. 29, 2004, through Oct. 11, 2005. The 2005 results compare to a loss of $0.03 per share recorded prior to Perryville filing for bankruptcy protection on Jan. 28, 2004. Perryville emerged from bankruptcy effective Oct. 11, 2005.

Cleco Midstream's net administrative and other costs totaled $0.05 per share in 2005, unchanged from 2004.

Other

Corporate and other expenses posted a $0.01 per share loss in 2005 compared to a $0.13 per share loss for 2004. The $0.12 per share improvement was mainly the result of lower interest expense due to the repayment of $100 million of senior notes in June 2005, an increase in interest income, and a decrease in professional fees.

2006 Outlook:

"The application for a Certificate of Public Convenience and Necessity for our proposed solid-fuel unit at Rodemacher Power Station was unanimously approved Feb. 22 by the Louisiana Public Service Commission. We also received our air permit for the project on Feb. 23. We expect to have construction under way in April.

"At a total cost of about $1 billion, it's a large project for a company our size, but we believe we can raise adequate capital to get the job done. We intend to fund construction of the plant with a balanced approach that keeps our credit rating strong. Helping our financing plan was the LPSC's decision that gives us the ability to collect an amount equal to approximately 75 percent of the carrying costs of construction while the plant is being built.

"Regulators also approved a method for us to recover the money spent rebuilding our system after hurricanes Katrina and Rita, which strengthens our cash flow," Madison said. "Commissioners authorized us to collect $23.4 million, which is the 10-year amortization of the approximately $161 million spent on the storms. Later this year, Cleco Power and the LPSC will reassess our storm costs and consider securitization, which offers the potential to reduce the cost to customers. In addition, we're still pursuing federal government assistance that would be used to reduce what our customers pay for rebuilding the system."

"Also pending before the LPSC is a staff-proposed rate plan that would set our regulated return on equity at 11.25 percent starting Oct. 1, 2006, and continuing through operational startup of the new unit, which is expected to occur in late 2009. The staff has proposed a plan where 60 percent of any earnings between 11.25 percent and 12.25 percent would be returned to customers, and everything above 12.25 percent would be refunded to customers. It effectively gives us a regulated rate of return of 11.65 percent. We expect the staff's plan to be considered by the commission in the near future."

Acadia Issues:

"Among the challenges we face will be the issues surrounding the Calpine bankruptcy and putting ourselves in a position to extract the most value possible from our interest in the Acadia plant," Madison said.

Calpine and a number of its subsidiaries filed for Chapter 11 protection on Dec. 20, 2005. On Dec. 21, 2005, Calpine filed a motion in bankruptcy court to reject CES's tolling agreements with APP. Rejection of the tolling agreements remains pending, although CES stopped making its payments under the agreements after filing for bankruptcy. Cleco has drawn $2.7 million in 2006 from a $15 million letter of credit it had secured from Calpine in the event CES did not live up to the terms of the tolling agreements. Cleco will draw on the remaining $12.3 million as called for in 2006.

"Rejection of the tolling agreements will reduce earnings, but the project will still produce cash. The project's annual preferred distribution to Cleco will help sustain Cleco's investment in the plant if it has to operate on a merchant basis," Madison said.

"We do not expect Calpine's bankruptcy to affect Cleco Power's costs or reliability this year. Cleco Power had contracted with CES for 200 megawatts for 2006, but we have secured access to alternate sources of power if CES is unable to perform," Madison said.

2006 Earnings Guidance:

"We anticipate consolidated earnings in the range of $1.25 to $1.35 per share in 2006," Madison said. "This assumes Cleco Power results are $1.10 to $1.20 per share, Midstream contributes a total of $0.10 per share, and corporate adds $0.05 per share. Our targets assume normal weather, 2006 expenditures of about $200 million on the Rodemacher project, the continuation of our current rate plan through Sept. 30, 2006, and thereafter the new rate plan as proposed by LPSC staff.

"Midstream's contribution is based on Evangeline earning approximately $0.20 per share and Acadia recording a loss of about $0.10 per share. The earnings estimate for Evangeline assumes continued performance by its tolling counterparty," Madison said. "In addition, Acadia's 2006 target is based on assumptions about plant operations, market conditions, and earnings resulting from the drawing down of the $15 million letter of credit from Calpine."

Cleco management will discuss the company's annual and fourth-quarter 2005 results during a conference call scheduled for 11 a.m. EST (10 a.m. CST) Wednesday, March 1, 2006. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Fourth-Quarter 2005 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Cleco Evangeline LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Partners, LLC; Acadia Power Holdings LLC*
> *Cleco Energy LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC; Cleco Innovations LLC; CLE Resources, Inc.)*

-- more --

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 267,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

Schedule I
Reconciliation of Cleco Midstream, Cleco Midstream Generating Projects, and Perryville Non-GAAP Earnings Data to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP

	Comparison of Diluted Earnings per Share For the Three Months ended Dec. 31,		
	2005	**2004**	**Variance**
Cleco Midstream earnings from continuing operations	$1.99	$0.02	$1.97
Less: Perryville reconsolidation	($2.09)	--	($2.09)
Cleco Midstream earnings (loss) from continuing operations (excluding Perryville)	($0.10)	$0.02	($0.12)
Cleco Midstream generating operations earnings	$2.00	$0.04	$1.96
Less: Perryville transactions	($2.09)	--	($2.09)
Cleco Midstream generating operations earnings (loss) (excluding Perryville)	($0.09)	$0.04	($0.13)
Perryville Energy Partners, L.L.C.	$2.09	--	$2.09
Less: Perryville reconsolidation	(2.09)	--	(2.09)
Perryville Energy Partners, L.L.C. earnings (excluding Perryville)	--	--	--

	Comparison of Diluted Earnings per Share For the 12 Months ended Dec. 31,		
	2005	**2004**	**Variance**
Cleco Midstream earnings from continuing operations	$2.39	$0.37	$2.02
Less: Perryville reconsolidation	($2.11)	--	($2.11)
Cleco Midstream earnings from continuing operations (excluding Perryville)	$0.28	$0.37	($0.09)
Cleco Midstream generating operations earnings	$2.43	$0.41	$2.02
Less: Perryville reconsolidation	($2.11)	--	($2.11)
Cleco Midstream generating operations earnings (excluding Perryville)	$0.32	$0.41	($0.09)
Perryville Energy Partners, L.L.C.	$2.11	($0.03)	$2.14
Less: Perryville reconsolidation	($2.11)	--	($2.11)
Perryville Energy Partners, L.L.C. earnings (excluding Perryville)	--	($0.03)	$0.03

-- more --

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Dec. 31,	2005	2004
Operating revenue		
Electric operations	$ **259,887**	$ 172,734
Other operations	**9,217**	8,028
Affiliate revenue	**1,391**	2,405
Gross operating revenue	**270,495**	183,167
Electric customer credits	**(221)**	287
Operating revenue, net	**270,274**	183,454
Operating expenses		
Fuel used for electric generation	**80,776**	43,521
Power purchased for utility customers	**108,355**	60,881
Other operations	**22,019**	23,423
Maintenance	**13,670**	9,611
Depreciation	**15,271**	14,780
Taxes other than income taxes	**10,423**	8,561
Total operating expenses	**250,514**	160,777
Operating income	**19,760**	22,677
Interest income	**2,323**	944
Allowance for other funds used during construction	**245**	1,021
Equity income from investees	**172,320**	6,590
Other income	**1,121**	2,042
Other expense	**(1,286)**	(1,529)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**8,854**	12,373
Allowance for borrowed funds used during construction	**(201)**	(349)
Total interest charges	**8,653**	12,024
Income from continuing operations before income taxes	**185,830**	19,721
Federal and state income tax expense	**75,460**	5,915
Income from continuing operations	**110,370**	13,806
Discontinued operations		
Loss from discontinued operations, net of tax	**(104)**	(1,451)
Gain from disposal of segment, net of tax	**--**	1,957
Total (loss) income from discontinued operations	**(104)**	506
Net income	**110,266**	14,312
Preferred dividends requirements, net	**490**	471
Net income applicable to common stock	$ **109,776**	$ 13,841

-- more --

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Dec. 31,		2005		2004
Average shares of common stock outstanding				
Basic		**49,615,708**		48,163,155
Diluted		**51,926,160**		50,482,222
Basic earnings per share				
From continuing operations	**$**	**2.14**	$	0.27
From discontinued operations	**$**	**--**		0.01
Net income applicable to common stock	**$**	**2.14**	$	0.28
Diluted earnings per share				
From continuing operations	**$**	**2.12**	$	0.27
From discontinued operations	**$**	**--**		0.01
Net income applicable to common stock	**$**	**2.12**	$	0.28
Cash dividends paid per share of common stock	**$**	**0.225**	$	0.225

-- more --

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the 12 months ended Dec. 31,	2005	2004
Operating revenue		
Electric operations	$ **874,557**	$ 718,151
Tolling operations	**-**	10,255
Other operations	**38,710**	30,533
Affiliate revenue	**7,879**	7,767
Gross operating revenue	**921,146**	766,706
Electric customer credits	**(992)**	(20,889)
Operating revenue, net	**920,154**	745,817
Operating expenses		
Fuel used for electric generation	**197,915**	153,750
Power purchased for utility customers	**376,561**	267,371
Other operations	**88,234**	83,816
Maintenance	**46,517**	40,917
Depreciation	**60,330**	59,930
Taxes other than income taxes	**41,069**	38,895
Gain on sales of assets	**(2,206)**	--
Total operating expenses	**808,420**	644,679
Operating income	**111,734**	101,138
Interest income	**5,310**	3,956
Allowance for other funds used during construction	**2,349**	3,723
Equity income from investees	**218,441**	47,250
Other income	**4,567**	2,520
Other expense	**(2,937)**	(4,398)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**41,438**	53,451
Allowance for borrowed funds used during construction	**(903)**	(1,245)
Total interest charges	**40,535**	52,206
Income from continuing operations before income taxes	**298,929**	101,983
Federal and state income tax expense	**115,951**	35,864
Income from continuing operations	**182,978**	66,119
Discontinued operations		
Loss from discontinued operations, net of tax	**(334)**	(1,615)
Gain from disposal of segment, net of tax	**--**	1,685
Total (loss) income from discontinued operations	**(334)**	70
Net income	**182,644**	66,189
Preferred dividends requirements, net	**1,865**	2,216
Net income applicable to common stock	$ **180,779**	$ 63,973

-- more --

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the 12 months ended Dec. 31,	2005	2004
Average shares of common stock outstanding		
Basic	**49,486,790**	47,371,319
Diluted	**51,760,220**	47,528,886
Basic earnings per share		
From continuing operations	$ **3.54**	$ 1.33
From discontinued operations	--	--
Net income applicable to common stock	$ **3.54**	$ 1.33
Diluted earnings per share		
From continuing operations	$ **3.53**	$ 1.32
From discontinued operations	--	--
Net income applicable to common stock	$ **3.53**	$ 1.32
Cash dividends paid per share of common stock	$ **0.900**	$ 0.900

-- more --

CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)

	At Dec. 31, 2005	At Dec. 31, 2004
Assets		
Current Assets		
Cash and cash equivalents	$ **219,153**	$ **123,787**
Accounts receivable, net	**89,750**	**60,306**
Other current assets	**125,565**	**103,673**
Total Current Assets	**434,468**	**287,766**
Property, plant and equipment, net	**1,188,703**	**1,060,045**
Equity investment in investees	**317,762**	**314,284**
Prepayments, deferred charges and other	**208,555**	**174,968**
Total Assets	**$2,149,488**	**$1,837,063**
Liabilities		
Current Liabilities		
Long-term debt due within one year	$ **40,000**	$ **160,000**
Accounts payable	**144,461**	**75,820**
Other current liabilities	**109,643**	**101,857**
Total Current Liabilities	**294,104**	**337,677**
Deferred credits and other liabilities	**539,478**	**487,770**
Long-term debt, net	**609,643**	**450,552**
Total Liabilities	**1,443,225**	**1,275,999**
Shareholders' Equity		
Preferred stock	**20,034**	**19,226**
Common shareholders' equity	**690,359**	**545,106**
Other comprehensive income	**(4,130)**	**(3,268)**
Total Shareholders' Equity	**706,263**	**561,064**
Total Liabilities and Shareholders' Equity	**$2,149,488**	**$1,837,063**

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the resolution of claims arising from the Calpine bankruptcy, construction and operational startup of the new unit at Rodemacher Power Station, extension of Cleco Power's current rate plan, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

-###-